Filed by Equinix, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
Subject Company: Equinix, Inc.
Commission File No.: 000-31293

On October 2, 2002, Equinix, Inc., a Delaware corporation, i-STT Pte Ltd, a corporation organized under the laws of the Republic of Singapore and Pihana Pacific, Inc., a Delaware corporation, issued the following joint press release:

Investor Relations Contact: Melanie Mock (650) 316-6099 mmock@equinix.com	Media Contacts: Maureen O’Brien (650) 316-6043 mobrien@equinix.com

David Fonkalsrud (415) 255-6506 dave@kfcomm.com

FOR IMMEDIATE RELEASE

EQUINIX GAINS STRATEGIC INVESTMENT FROM SINGAPORE
TECHNOLOGIES TELEMEDIA AND CREATES THE LARGEST GLOBAL
NETWORK NEUTRAL INTERNET EXCHANGE SERVICES COMPANY

Equinix to Merge i-STT and Pihana Pacific into its Internet Exchange Services Business;
Equinix to Retire Approximately 80% of its Outstanding Bonds and Receive New Cash
Investments of $30 Million

MOUNTAIN VIEW, CA, October 2, 2002 — Equinix, Inc. (Nasdaq: EQIX) today announced that it has entered into definitive agreements for a strategic merger whereby Equinix will integrate the assets of i-STT, a wholly-owned Internet infrastructure services subsidiary of Singapore Technologies Telemedia Pte Ltd (ST Telemedia), and Pihana Pacific, a leading provider of neutral Internet exchange data center services and managed e-infrastructure services in Asia-Pacific, into its core Internet exchange services business to form the largest global network neutral Internet exchange services company. The merged company will continue to operate under the Equinix name and management.

As part of the transaction, ST Telemedia, through its subsidiary STT Communications Ltd., will make a strategic investment in Equinix in the amount of $30 million. With this investment, Equinix also announced plans to substantially de-leverage the business by retiring more than $130 million in debt, including approximately 80% of its outstanding Senior Notes, through a combination of cash and equity, and a further reduction of its credit facility.

Equinix will integrate i-STT’s Internet exchange service business and substantially all of Pihana’s Internet exchange center operations in Asia-Pacific and the U.S. into the Equinix business. With the addition of the i-STT and Pihana businesses, Equinix will have a total footprint of more than one million square feet of Internet exchange center space across 14 Internet Business Exchange™ (IBX®) centers in six countries. The company will also have more than 400 customers, including AT&T, EDS, Electronic Arts, Goldman Sachs, IBM, Kyocera, MSN, Royal & SunAlliance, Sony, and Yahoo! Significantly, the company will feature more than 100 network service providers, adding to the unique mix of service providers already available at Equinix. The companies are targeting completion of the transaction by year-end. The closing and its timing are subject to the approval of Equinix’s stockholders, SEC clearance and satisfaction or waiver of other closing conditions.

The transaction will enable Equinix to provide customers with a single-source solution for their Internet infrastructure and IT services requirements for consistent quality and streamlined, integrated services throughout the U.S. and Asia-Pacific. It will also allow Equinix to immediately expand into Asia-Pacific, the fastest growing global market for IT infrastructure services according to Gartner Research, without incurring the significant capital expenditures of building IBXs internationally, and will provide Asia-Pacific customers with immediate access to leading IT infrastructure and Internet exchange services in the United States. Additionally, Equinix will gain access to i-STT’s and Pihana’s customer base of marquee Asian and multi-national business customers.

“This merger presents clear synergies between the businesses and creates the largest global network neutral Internet exchange company,” said Peter Van Camp, CEO of Equinix. “Adding the assets of i-STT and Pihana to Equinix extends beyond the significant operational benefits of combining the businesses. Most importantly, Equinix now offers customers access to quality services in two of the most important markets in the world, providing comprehensive and seamless network exchange and IT infrastructure services internationally.”

Equinix will continue to operate under the existing Equinix senior management team with Peter Van Camp as CEO. A new head of Asia-Pacific will be named at a later time. Equinix, i-STT and Pihana will assemble a transition team comprised of senior managers to ensure a seamless integration of the companies. Equinix will remain headquartered in Mountain View, California. Asia-Pacific regional headquarters will be located in Singapore.

Financial Terms of the Deal

As a part of the transaction, ST Telemedia will become the largest strategic shareholder in Equinix with a contribution of the i-STT business and a cash investment of $30 million through the acquisition of Equinix’s convertible debt. Approximately $23 million of the proceeds from this transaction will go towards retiring more than $130 million of Equinix’s debt, including approximately 80% of the company’s outstanding Senior Notes and a further reduction of the credit facility. The remainder will be used to fund on-going operations. As a part of this transaction, the company also expects to reset the loan covenants in its credit facility consistent with the anticipated future performance of the new company.

The capitalization of the company post-closing and pre-conversion of the ST Telemedia convertible debt and warrants, will be as follows: existing Equinix shareholders will hold approximately 33% of the company; ST Telemedia will hold approximately 28%; former Pihana Pacific stockholders will hold approximately 21%; and the former Senior Noteholders will hold approximately 18% of the outstanding Equinix stock.

“Today’s announcement underscores our ability to deliver business growth while significantly de-leveraging the business,” said Van Camp. “These agreements and the addition of ST Telemedia as a strong strategic investor, results in a financially strengthened business with a healthy balance sheet for future business growth and a larger revenue base with the potential for strong EBITDA growth. With the completion of this transaction, Equinix is well positioned to continue to execute on the strengths of each of the businesses, build a profitable company and grow investor value over the long term.”

Equinix will hold an investor conference call today at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss the details of this announcement. To hear the conference call, please dial (212) 547-0138 (domestic and international) at 8:50 a.m. (ET) and reference the passcode (EQIX). A simultaneous live Webcast of the call will be available over the Internet at www.equinix.com, under the Investor Relations heading.

About Equinix

Equinix is the leading provider of core Internet exchange services that allow networks, Internet infrastructure companies, enterprises and content providers to grow, manage and control their network and Internet operations for unparalleled performance. Through the company’s seven Internet Business Exchange™ (IBX®) centers, customers can directly interconnect with the providers that serve more than 90% of the world’s Internet networks and users for their critical peering, transit and traffic exchange requirements. These interconnection points facilitate the highest performance and growth of the Internet by serving as neutral and open marketplaces for Internet infrastructure services, allowing customers to expand their businesses while reducing costs.

Customers include Associated Press, AT&T, Cable& Wireless, Charles Schwab, Earthlink, EDS, Electronic Arts, EYT, Genuity, Google, IBM, Level3, MSN, Qwest, UUNET/WorldCom, Washingtonpost.Newsweek Interactive, and Yahoo!. For more information, visit the company’s Web site at www.equinix.com.

Equinix and IBX are registered trademarks of Equinix, Inc. Internet Business Exchange is a trademark of Equinix, Inc.

About i-STT
i-STT is a leading provider of managed IT infrastructure services that help businesses effectively manage their IT investments for optimal performance, continuous availability and immediate scalability. Leveraging on its world-class IP-based WEBCentre data centre facilities located in strategic business cities in Asia, i-STT offers an infrastructure outsourcing solution that combines the essentials of telecommunications, Internet connectivity and network access offered through its telecommunication community hub with application infrastructure services such as operations support, monitoring, managed security, managed platforms and outsourced enterprise messaging to support her customers’ mission-critical servers, Internet and business applications and data.

i-STT’s managed IT infrastructure service capabilities and technical competencies are integrated with other value-added services under two business focuses: WEBCentre services and Global Network Services. The company markets and sells its services globally, and currently has in-country operations in Singapore, Bangkok, and Shanghai. For more information about i-STT and its services, visit www.i-STT.com.

About Pihana Pacific
Pihana Pacific is the leading provider of managed e-infrastructure services, known for being the first company to build, brand and manage “neutral” Internet exchange data centers in Asia/Pacific. Pihana Pacific offers an integrated suite of managed services including: enterprise system management, storage, colocation and disaster recovery services that enable enterprises and service providers to expand their market boundaries and gain efficiencies in the performance and cost of their IT operations. At the core of its services are Pihana’s world-class facilities, strategically located in Tokyo, Seoul, Hong Kong, Singapore, Sydney, Honolulu and Los Angeles. This broad base provides customers with unprecedented geographic reach throughout the Asia/ Pacific region.

Headquartered in Honolulu, Pihana’s Asia/Pacific presence includes a Regional Headquarters in Hong Kong and sales offices in Singapore, Tokyo, Seoul, Sydney, San Francisco, Los Angeles, Denver and Washington D.C. Pihana is a Hawaiian word meaning “fullness” and “completion” associated with a gathering. For more information, please visit www.pihana.com.

About Singapore Technologies Telemedia
Incorporated in 1994, Singapore Technologies Telemedia (ST Telemedia) is a leading information-communications group in Singapore. The company has three major business focuses: Data & Voice, Broadband & Multimedia and e-Services.

Through its diverse group of leading innovative companies, ST Telemedia provides such services as fixed and mobile telecom services, wireless data communications services, Internet mobile services, managed IP network services, managed hosting services, satellite services, and enhanced broadband and multimedia services.

ST Telemedia aims to become a significant global data and IP-centric communications group. It is a wholly-owned subsidiary of the Singapore Technologies (ST) group, a quality technology-based multinational conglomerate with core businesses in engineering, technology, infrastructure & logistics, property and financial services. ST’s turnover (revenue) for 2001 was S$9 billion and the group employs 54,000 people worldwide. For more information, visit www.stt.st.com.sg.

Forward Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Equinix’s business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Equinix cautions you that any forward-looking information provided by or on behalf of Equinix is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, failure of the proposed combination to close, costs related to the proposed combination, the risk that the businesses of Equinix, Pihana Pacific and i-STT will not be integrated successfully or that Equinix will incur unanticipated costs of integration, the challenges of operating IBX centers and developing, deploying and delivering Equinix services; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay outstanding indebtedness and the loss or decline in business from our key customers. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Equinix’s Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Equinix does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

Where You Can Find Additional Information

Investors and security holders of Equinix are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement and the registration statement that are required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when it is available) and other documents filed by Equinix with the SEC at the SEC’s Web site at http://www.sec.gov. The proxy statement and the registration statement and these other documents may also be obtained for free from Equinix.

In addition to the proxy statement and the registration statement, Equinix files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by Equinix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Equinix’s filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

Equinix, Pihana Pacific, i-STT Pte Ltd and STT Communications Ltd, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from Equinix’s stockholders and the solicitation of tenders from the holders of Equinix’s 13% Senior Notes in connection with the proposed transaction. A description of any interests that Equinix’s, Pihana Pacific’s, i-STT Pte Ltd’s and STT Communications Ltd’s directors and executive officers have in the proposed transaction will be contained in the proxy statement and the registration statement. These two documents will be available free of charge at the SEC’s Web site at http://www.sec.gov and from Equinix.